Exhibit 99.4

NICE Actimize Announces New Integrated Fraud Management Platform Delivering
Pervasive AI Across Fraud Prevention

The new release leverages advancements in AI capabilities with collective intelligence to introduce unprecedented fraud detection accuracy, agility and efficiency

Hoboken, N.J., April 9, 2024 – NICE Actimize, a NICE business (Nasdaq: NICE), today announced the availability of IFM 11 (Integrated Fraud Management), a new release of its market leading, AI-driven fraud management and detection platform. The new release leverages recent advancements in artificial intelligence together with NICE Actimize’s unique collective intelligence capabilities to introduce unprecedented fraud detection accuracy, agility and efficiency to protect financial services firms and their customers from the next generation of AI-driven fraud and scams.

This enhanced version is the first solution to deliver AI pervasively across all fraud prevention processes from detection and strategy to investigations and operations as well as intelligent data orchestration.

With this new platform, organizations will also benefit by preventing more scams and stopping money mules with their existing data by building deeper and richer entity risk profiles and augmenting network analytics and Generative AI capabilities in fraud detection, fraud strategy, alert triage, investigations and claims management.

NICE Actimize’s collective intelligence further fortifies firms with day one protection using AI models trained on industry fraud data. The release also allows financial institutions to stay ahead of new fraud threats with its’ advanced connected analytics capability, harnessing industry learnings and recent risk signals to prevent these threats.

"Financial institutions are facing a surge in fraud attacks, as criminals continue deploying AI to conduct scams,” said Craig Costigan, CEO, NICE Actimize. "NICE Actimize is currently the only solution provider with a complete end-to-end fraud management platform offering fraud prevention and detection, strategy, and operations all leveraging powerful AI capabilities purpose-built to tackle the evolving, faster-paced digital fraud landscape."

NICE Actimize's innovative new IFM release also includes the following capabilities:

•
Intelligent Orchestration Engine to connect and invoke 3rd party and homegrown systems and data sources as part of the real-time fraud prevention and step-up processes via an intuitive self-service orchestration engine reducing integration time and cost.

•	Customer Vulnerability Insights to proactively identify customers that are likely to be a target of scams for better scams prevention and investigation.
•
Network Analytics to provide detection strategies and analytics features, coupled with network exploration in investigations, which identify hidden relationships to uncover risky entities and fraud rings.

•	Generative AI to reduce manual and labor-intensive investigation and claims management tasks transforming operations teams from information gathers to risk practitioners and expediting SAR filings.

For additional information on NICE Actimize’s Enterprise Fraud Management, please click here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1-646-408-5896, media@nice.com

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.